Exhibit 3.1

ARTICLES OF AMENDMENT

OF

NATUR INTERNATIONAL INC

PURSUANT TO SECTIONs 17-16-1006, 17-16-1005 and 17-16-602

OF THE wyoming Business Corporation Act

The undersigned, Robert Paladino and Ellen Berkers, do hereby certify that:

1.        They are the Chief Executive Officer and Chief Financial Officer, respectively, of Natur International Inc., a Wyoming corporation (the “Corporation”).

2.        The Corporation is authorized to issue 5,000,000 shares of preferred stock of the Corporation, 2,469.131 of which have been designated as the Series A Convertible Preferred Stock and 100,000 of which have been designated as the Series B Convertible Preferred Stock.

3.        The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”) on February 28, 2019 and, pursuant to Section 17-16-602 and the Articles of Incorporation of the Corporation, the Board of Directors is authorized, without shareholder approval to file this Articles of Amendment without obtaining the approval from the shareholders of the Corporation:

WHEREAS, the Articles of Incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of 5,000,000 shares, $0.001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock of the Corporation (the “Preferred Stock”) and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a new series of Preferred Stock, which shall consist of up to 78,832.399 shares of the Preferred Stock which the Corporation has the authority to issue.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a new series of Preferred Stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such new series of Preferred Stock as follows:

TERMS OF SERIES C CONVERTIBLE PREFERRED STOCK

78,832.399 shares of the authorized and unissued Preferred Stock are hereby designated “Series C Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

Dividends.

Holders of shares of the Series B Preferred Stock shall be entitled to receive, and the Corporation shall pay, on a pari passu basis, dividends on the shares of Series C Preferred Stock, on an as-converted basis, when, as and if dividends are declared and paid on the common stock of the Corporation (“Common Stock”).

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the rights of the Series A Convertible Preferred Stock of the Corporation and the Series B Preferred Stock have been satisfied, the holders of shares of the Series C Preferred Stock will be entitled to the payment of $112.20 for each share of Series C Preferred Stock, to the extent that the Corporation has any available funds for such purpose or out of the available proceeds under Wyoming laws, as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof. If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series C Preferred Stock the full amount to which they shall be entitled under this section, the holders of shares of Series C Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Voting. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series C Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C Preferred Stock held by such holder will be convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Series C Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis, together with any other series of Preferred Stock which has voting rights with the holders of the Common Stock.

Mandatory Conversion.

The holders of the Series C Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

Conversion Ratio. Upon the occurrence of a mandatory conversion event as set forth in Section 4.2 below, each share of Series C Preferred Stock shall be converted into 1,000 shares of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) without the payment of additional consideration by the holders thereof.

Mandatory Conversion. Each share of Series C Preferred Stock will convert automatically, without any further action on the part of the holder, including no requirement of surrendering any certificate representing the Series C Preferred Stock, upon the six month anniversary of that certain Debt Conversion and Extinguishment Agreement (“Agreement”) entered into by and among the Corporation, Natur Holding B.V., a company formed under the laws of the Netherlands, and Efficiency Investment Fund – 6th Wave SP, a Cayman Islands company, provided that at such time there is a sufficient amount of authorized but unissued Common Stock available to be issued upon conversion in full of all the shares of Series C Preferred Stock. The Corporation undertakes to use its best efforts to adjust the number of authorized shares of Common Stock so as to permit the conversion of the Series C Preferred Stock as provided in the Agreement.

Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series C Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall round up to the next full share of Common Stock.

Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the issuance of the Series C Preferred Stock effect any stock dividend, stock split, combination, or other similar recapitalization with respect to the Common Stock and/or Series C Preferred Stock, the number of shares of Common Stock into which the Series C Preferred Stock is to convert will be equitably adjusted (as determined in good faith by the Board of Directors of the Corporation) so as to maintain the proportionate ownership of the Common Stock immediately after the adjustment as immediately before the adjustment.

Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series C Preferred Stock) is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series C Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series C Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series C Preferred Stock, to the end that the provisions set forth in this Section 4 shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series C Preferred Stock.

Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the number of shares of Common Stock into which the Series C Common Stock will be converted pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than five (5) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series C Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series C Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series C Preferred Stock.

Notice of Record Date. In the event:

the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series C Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

of any capital reorganization of the Corporation, any reclassification of the Common Stock; or

of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series C Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series C Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series C Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

Redeemed or Otherwise Acquired Shares. Any shares of Series C Preferred Stock that are converted, redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and returned to the status of authorized but unissued shares of preferred stock and shall not be reissued, sold or transferred as Series C Preferred Stock. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series C Preferred Stock following the conversion, redemption or acquisition.

Waiver. Any of the rights, powers, preferences and other terms of the Series C Preferred Stock set forth herein may be waived on behalf of all holders of Series C Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series C Preferred Stock then outstanding.

Notices. Any notice required or permitted by the provisions of this Section 7 to be given to a holder of shares of Series C Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Wyoming Business Corporation Act, and shall be deemed sent upon such mailing or electronic transmission.

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RESOLVED, FURTHER, that the Chairman, the Chief Executive Officer or the Chief Financial Officer, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Articles of Amendment in accordance with the foregoing resolutions and the provisions of Wyoming laws.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 21st day of March 2019.

/S/ Robert Paladino	/S/ Ellen Berkers
Name: Robert Paladino	Name: Ellen Berkers
Title: Chief Executive Officer	Title: Secretary